

Mail Stop 3030

June 2, 2016

<u>Via E-mail</u>
Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
3 Overlook Point
Lincolnshire, IL   60069

      Re: **Zebra Technologies Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 000-19406

Dear Mr. Smiley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery